EXHIBIT A

THREE-YEAR COMMON STOCK PURCHASE PLAN

DATED AS OF JUNE 10, 2010

RELATING TO UP TO 3,000,000 SHARES OF COMMON STOCK OF

GRAYBAR ELECTRIC COMPANY, INC.

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1.         General; Employees entitled to subscribe.

1.1          This Plan provides for offerings in each of the years 2010, 2011, and 2012 (each, an “Applicable Year”) to eligible employees, including officers, of Graybar Electric Company, Inc. (the “Company”), and its wholly owned subsidiary, Commonwealth Controls Corporation, and retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31 of the Applicable Year, of the right to subscribe for shares of the Company’s common stock, par value $1.00 per share with a stated value of $20.00 per share (the “Common Stock”), at a price of $20.00 per share.  The aggregate number of shares of Common Stock to be offered in each year and the terms of such offering shall be determined by the Board of Directors.  The maximum number of shares of Common Stock that may be issued pursuant to this Plan is 3,000,000.  This Plan shall remain in effect until January 31, 2013 unless terminated prior thereto by the Board of Directors of the Company, and thereafter insofar as the provisions relate to shares of Common Stock subscribed for under the Payroll Deduction Method as described in Section 4.2.

1.2          Each person who on September 30 of the year in which an offering is conducted (the “Applicable Year”) is (a) an active, full-time employee of the Company or Commonwealth Controls Corporation continuously employed by the Company or Commonwealth Controls Corporation since March 31 of the Applicable Year or (b) a person who on March 31 of the Applicable Year is an active, full-time employee of the Company or Commonwealth Controls Corporation and who retires on a pension (except a deferred pension) after March 31 and prior to October 1 of the Applicable Year (a “Qualified Retiree”) will be entitled to subscribe at the price of $20.00 per share for the number of shares of the Company’s Common Stock determined pursuant to Section 3.  Such persons are sometimes referred to as “eligible participants” or “Qualified Retirees” and after executing a Subscription Agreement are referred to as “subscribers”; provided, however, that the term “eligible participants” shall not be deemed to include in any Applicable Year: any person (a) who receives a pension (unless he or she is an active, full-time employee on March 31 of an Applicable Year and retired on a pension (except a deferred pension) after said March 31 and prior to October 1 of the Applicable Year), (b) who is employed solely on a contract basis or who by written agreement has released all stock subscription rights, or (c) who is included in a collective bargaining unit represented by a labor organization where the agreement between the Company and the labor organization excludes such person from subscribing for Common Stock of the Company.

2.         Period for and method of making subscription.

            Any eligible participant desiring to subscribe for shares of Common Stock offered for sale under this Plan shall either sign a Subscription Agreement substantially in the form set forth herein, or as otherwise approved by the Board of Directors for such purpose for an offering to be made in an Applicable Year, and file it, on or before the date specified for each Applicable Year, with the Secretary at the executive offices of the Company, 34 North Meramec Avenue, Clayton, Missouri 63105, or complete and submit an on-line subscription in the manner set forth at http://www.planenrollments.com/gbe.  No subscription shall be effective and binding unless and until accepted by the Company at its executive offices.  No subscription will be accepted after the close of business on the date specified in the applicable Subscription Agreement.

3.         Determination of number of shares for which an eligible participant is entitled to subscribe.

            The maximum number of shares for which an eligible participant may subscribe shall be determined as hereinafter provided:

            3.1.       The Subscription Right of each eligible participant, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3, shall be determined by dividing the annual salary rate of each eligible participant in effect on March 31 of the Applicable Year by a dollar amount determined by the Board of Directors for each Applicable Year (or such other dollar amount or other ratio as may hereafter be established with respect to an offering of shares for an Applicable Year by the Board of Directors).  Fractional shares resulting from this computation shall be disregarded.

            3.2.       The number of shares determined in accordance with Section 3.1 shall, in the case of eligible participants who on March 31 of the Applicable Year were in the salary classifications listed below, be multiplied as follows (or using such other multiple as hereafter may be established with respect to an offering of shares for an Applicable Year by the Board of Directors):

3.2.1.     Eligible Company participants in Executive classifications EX 1 through EX 5 ‑‑ 3.00 times;

3.2.2.     Eligible Company participants in Grades 17 through 20 and Band M1 ‑‑ 2.50 times;

3.2.3.     Eligible Company participants in Grades 15 and 16 and Band M2 ‑‑ 2.25 times;

3.2.4.     Eligible Company participants in Grades P and Q ‑‑ 1.90 times;

3.2.5.     Eligible Company participants in Grades N and O ‑‑ 1.85 times;

3.2.6.     Eligible Company participants in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan and Band M3 ‑‑ 1.75 times;

3.2.7.     Eligible Company participants in Grades J, K, L and M ‑‑ 1.50 times;

3.2.8.     All other eligible Company participants ‑‑ 1.25 times; and

3.2.9.     Eligible participants who are employees of Commonwealth Controls Corporation ‑‑ As determined by the Board of Directors for each participant using the closest comparable salary classification then in effect at Commonwealth Controls Corporation.

Fractional shares resulting from the above computations shall be disregarded.

            3.3.       In the unlikely event the aggregate number of shares subscribed for by all eligible participants in an offering for an Applicable Year were to exceed the number of shares that the Board of Directors determines shall be offered in such Applicable Year, the number of shares that each eligible participant would be entitled to purchase shall be reduced to a number determined by multiplying the number of shares for which such eligible participant has subscribed (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is the number of shares being offered and the denominator of which is the aggregate number of shares subscribed for by all eligible participants. Fractional shares resulting from such computation shall be disregarded.

4.         Payments for issuance of stock.

            Payments for shares subscribed for may be made pursuant to either of the following methods (or such other method as hereafter may be established by the Board of Directors with respect to any offering):

            4.1.       Full Payment:  Payment in full for the shares subscribed for on or before the date in January of the year following the Applicable Year set by the Board of Directors, in which case the shares paid for will be issued as of that date.

            4.2.       Payroll Deduction:  Payments in equal installments made at each of the regular pay periods commencing with the second pay period in January of the year following the Applicable Year and ending with the last pay period in November of that year.  The Company shall issue shares no later than the tenth day of March, June, September and December of the year following the Applicable Year to the Voting Trustees or Non-Participating Shareholders (as such terms are defined in Section 5.2), whichever is appropriate, for such number of full shares of Common Stock as have been fully paid for prior to such issue date.

4.2.1.    Payments shall be made, in the case of a subscriber on the Company’s or Commonwealth Controls Corporation’s payroll, through payroll deductions authorized by the subscriber and, in the case of a subscriber who is no longer on the Company’s or Commonwealth Controls Corporation’s payroll but whose subscription has not been cancelled in accordance with Section 5.4, through monthly payments made directly by such person to the Treasurer of the Company on or before the last day of each month.  Except as provided in Section 5.4, subscriptions made under the Payroll Deduction Method and the obligations of subscribers to make full payment for all shares subscribed for (including any authorization to the Company or Commonwealth Controls Corporation to make payroll deductions) shall be irrevocable.

4.2.2.    No interest shall be paid on amounts deducted from a participant’s salary or paid directly to the Treasurer.

4.2.3.    A subscriber, at his or her option exercised at any time, may pay the balance due on all or any portion of the number of shares subscribed for, and upon such payment, shares will be issued for which payment is so made.

5.         Conditions of subscription.

            Each subscription for shares of Common Stock hereunder is expressly subject to, among other things, the following terms, and every subscriber shall agree to all of them by executing a Subscription Agreement:

            5.1.       Right to receive stock not transferable.

            No subscriber may sell, pledge or in any manner alienate or suffer to be alienated his or her right to purchase Common Stock under the Plan, including the right to receive Voting Trust Interests or shares of Common Stock.  A violation of this provision shall constitute a withdrawal by the subscriber from his or her Subscription Agreement, in which event the only right of the subscriber or his or her assignee shall be to have the Company return to the person entitled thereto the total amount paid under said Subscription Agreement.  Such return shall operate as a cancellation and satisfaction of all rights under the Subscription Agreement.

            5.2.       Issuance of stock certificates and Voting Trust Interests.

            Shares or Voting Trust Interests representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are or who, upon executing a Subscription Agreement, become parties to the Voting Trust Agreement (the “Voting Trust Agreement”) dated as of March 16, 2007, relating to shares of Common Stock of the Company, shall be issued to, and deposited by the Company with, the Voting Trustees thereunder (the “Voting Trustees”) in accordance with the provisions of Section 4.05 of the Voting Trust Agreement. The Voting Trustees will record ownership of Voting Trust Interests for such subscribers representing the number of shares subscribed for and purchased by them and deposited in the Voting Trust.  Shares subscribed for and purchased pursuant to this Plan by subscribers who are shareholders prior to such subscription and who are not parties to the Voting Trust Agreement (“Non-Participating Shareholders”) shall be recorded in a book-entry system maintained by the corporation and shall be uncertificated unless written request is made to the Secretary of the corporation, in which case, certificates shall be issued and delivered directly to such subscribers.

            5.3.       Subscribers bound by provisions in Restated Certificate of Incorporation, as amended.

            All shares of Common Stock subscribed for shall be issued and held subject to all the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation, as amended, of the Company, which provides, among other things, that the Company has the option to repurchase outstanding shares of Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any shareholder shall desire to sell, transfer or otherwise dispose of any of his or her shares, or in the event of his or her death (in which case the option is exercisable beginning one year after the date of death) or in the event of termination of his or her employment other than by retirement on a pension. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.3 or for purposes of the Restated Certificate of Incorporation.  The Voting Trust Interests issued and to be issued under the Voting Trust Agreement provide, in substance, that every Voting Trust Interest is issued and held upon and subject to the same terms and conditions upon which shares of Common Stock are issued and held.  Each subscriber, by executing a Subscription Agreement, specifically agrees to be bound by all provisions of this Section 5.3 and agrees that all Common Stock or Voting Trust Interests owned by such subscriber shall be subject to such provisions.

            5.4.       Cancellation of subscription on death of subscriber, termination of employment of subscriber or “hardship” withdrawal by subscriber.

            In the event of the death of a subscriber or the termination of his or her employment other than by retirement on a pension (except a deferred pension) or the subscriber receives a “hardship” withdrawal from Account K under the Company’s Profit Sharing and Savings Plan before any or all of the shares of Common Stock subscribed for are issued, his or her subscription shall be cancelled as to shares not then issued, and the subscriber or the subscriber’s estate shall be entitled to receive the total amount of the purchase price, if any, then held by the Company for unissued shares under this Plan, without interest.  Payment of such amount by the Company shall operate as a cancellation and satisfaction of all rights under his or her Subscription Agreement.  Refund of any balance due employees who terminate service or make a hardship withdrawal shall be made in the quarter following termination.  Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.4.

            5.5.       Interpretation and implementation; amendment.

            The determination of the Board of Directors of the Company upon any question concerning the application or interpretation of any of the provisions of this Plan or, of the Subscription Agreement or any offering conducted under this Plan shall be final, and no director shall incur any liability or obligation by reason of any error of fact or of law or of any matter or thing done or suffered or omitted to be done in connection with any such determination or interpretation or otherwise, except any attributable to that director’s own willful misconduct.  This Plan may be amended, in whole or in part, by the Board of Directors, provided, however that, any amendment to Section 1 or Section 6 shall require the consent of the Shareholders of the Company.  The Executive Committee of the Board of Directors shall have the power to exercise all authority granted to the Board of Directors by the Plan and to take any action the Board of Directors may take under or with respect to the Plan.

6.         Certain corporate action not to be taken without notice.

            The Company will not take any action that would result in a distribution to its shareholders of shares of Common Stock or other assets (except the payment of cash dividends on shares of Common Stock or the issuance of shares of Common Stock pursuant to installment payments made under Section 4.2) without first giving notice of such proposed action to all subscribers who elected the Payroll Deduction Method and have not then paid their subscriptions in full and granting such subscribers an opportunity within such time (not to be less than 20 days) and in such manner as the Board of Directors may determine to be reasonable, to complete their payments on all shares subscribed for by them and thereby to become shareholders entitled to the benefit of and subject to such action.

7.         Right of the Company to issue and sell additional shares of Common Stock.

            Nothing in this Plan shall be construed to limit or restrict in any way the right of the Company from time to time hereafter to sell any of the shares offered pursuant to this Plan and not issued pursuant to subscriptions made hereunder or any shares that may now or hereafter be authorized or may now or hereafter be reacquired by the Company upon exercise of the repurchase option described in Section 5.3 or otherwise.

            Set forth below is the form of the Subscription Agreement approved for use in connection with the Plan:

SUBSCRIPTION AGREEMENT

            1.     I hereby subscribe to purchase ______ shares of common stock, par value $1.00 per share with a stated value of $20.00 per share (the “Common Stock”), of Graybar Electric Company, Inc., a New York corporation (the “Company”), under and pursuant to the terms and conditions stated below and of the Three-Year Common Stock Purchase Plan dated as of June 10, 2010 of the Company (the “Plan”).  I agree to pay $20.00 for each such share using only one of the following options:

Number of Shares
Full Payment:

Payment in full on or before January ___, 20___.  In the event that I do not make payment in full by the date indicated above, I hereby authorize the Company to convert my subscription to the Payroll Deduction option described below.

Payroll Deduction:

Payment in __________ (__) equal installments payable by payroll deduction at each regular payroll date commencing in January ________.  Upon acceptance of this subscription, (i) I direct that, during such time as I shall be on the Company’s or Commonwealth Controls Corporation’s payroll, I hereby authorize periodic payroll deductions to be made from my salary in accordance with this Agreement and the Plan and applied to the purchase price of the shares subscribed for until such shares are fully paid for or until my subscription is cancelled in accordance with Section 5.4 of the Plan; and (ii) I promise that during such time as I shall no longer be on the Company’s or Commonwealth Controls Corporation’s payroll I will make monthly payments directly to the Treasurer of the Company in accordance with the Plan, to be applied to the purchase price of the shares subscribed for by me, until such shares are fully paid for or until my subscription is cancelled in accordance with Section 5.4 of the Plan.

            2.     I understand that the number of shares I hereby subscribe for may be reduced as provided in Section 3.3 of the Plan.

            3.     If I am a party to the Voting Trust Agreement dated as of March 16, 2007 (the “Voting Trust Agreement”) relating to shares of Common Stock of the Company, or if I become a party to the Voting Trust Agreement pursuant to Section 4 of this Subscription Agreement, I agree and direct that the shares of Common Stock purchased by me pursuant hereto, when issuable pursuant to the Plan, be issued to and deposited with the Voting Trustees under the Voting Trust Agreement who will issue Voting Trust Interests in my name for the shares so deposited.

            4.     This Section 4 does not apply to subscribers who prior to signing this Agreement are already parties to the Voting Trust Agreement or to subscribers who prior to signing this Agreement are already shareholders of record of Common Stock and are not parties to the Voting Trust Agreement.

(a)       I hereby represent and warrant that I have received a copy of the Voting Trust Agreement, that I am familiar with its terms and provisions and that I desire to become a party to the Voting Trust Agreement and be bound thereby.

(b)       I hereby authorize M. J. Beagen or K. M. Higgins as my attorney-in-fact, both with full power of substitution, to execute and deliver the Voting Trust Agreement on my behalf.

(c)       I recognize that this power of attorney constitutes an election to participate in the Voting Trust Agreement, which is given in consideration of a similar election made by other employees of the Company or Commonwealth Controls Corporation and is therefore irrevocable.

            5.     I have read the Plan and, for the considerations stated therein and for the privilege of subscribing for such shares of Common Stock, I agree to be bound by all of the provisions of the Plan, including without limitation all the terms set forth in Section 5 of the Plan.

            6.     I request and direct that any Voting Trust Interests or Common Stock issued in my name pursuant to this subscription be registered in the same name as Voting Trust Interests or Common Stock previously issued to me or, if I am not currently an owner of Voting Trust Interests or Common Stock, in my name as shown on the payroll records of the Company or Commonwealth Controls Corporation.

            7.     Voting Trust Interests or Common Stock purchased under this Subscription Agreement will be uncertificated and evidenced by a book-entry system maintained by the Voting Trustees or the Company, respectively, unless I request (or have previously requested) that certificates be issued by checking the box below or by otherwise requesting them in writing.

Signature of Subscriber

Name of Subscriber (Please Print)

Dated: 20

☐      I request that certificates be issued in respect of the Common Stock or Voting Trust Interests purchased under this Subscription Agreement.  If I make this election, it will apply to all shares that I currently own as well as any shares that may be issued to me in the future unless and until I elect otherwise.